BENFIELD




05008132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

May 12, 2005

Re: Benfield Group Limited (File No. 82-34726)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934

Ladies and Gentlemen:

On behalf of Benfield Group Limited (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company, since May 27, 2004 (i) made or became required to make public pursuant to the laws of Bermuda; (ii) filed or became required to file with the UKLA or the LSE (and which was or will be made public thereby); or (iii) distributed or became required to distribute to its security holders:

1. Share Allotment Minute dated 1 January 2005
2. Share Allotment Minute dated 4 January 2005
3. Share Allotment Minute dated 5 January 2005
4. Share Allotment Minute dated 7 January 2005
5. Announcement re Transaction in own shares 7 January 2005
6. Announcement re Notice of Results 8 February 2005
7. Announcement re Block Listing Return 11 February 2005
8. Announcement re Directorate change 11 March 2005
9. Announcement re Final Results 11 March 2005
10. Announcement re Transaction in own shares 11 March 2005
11. Announcement re Transaction in own shares 14 March 2005
12. Announcement re Transaction in own shares 15 March 2005
13. Announcement re Transaction in own shares 16 March 2005
14. Announcement re Director – leave of Absence 18 March 2005

15. Announcement re Transaction in own shares 18 March 2005

16. Announcement re Holding(s) in Company 23 March 2005

17. Announcement re Transaction in own shares 23 March 2005

18. Notice of Annual General Meeting on 26 April 2005 and Form of Proxy

19. Announcement re Holding(s) in Company 29 March 2005

20. Share Allotment Minute dated 31 March 2005

21. Share Allotment Minute dated 1 April 2005

22. Share Allotment Minute dated 11 April 2005

23. Announcement re Director Shareholding 22 April 2005

24. Extract of Annual General Meeting minutes – Special Resolution 26 April 2005

25. Share Allotment Minute dated 27 April 2005

26. Share Allotment Minute dated 27 April 2005

27. Announcement re Director Shareholding 27 April 2005

If you should have any questions or comments, please call the undersigned at +44 (0)20 7522 4040

Very truly yours,

Jenny Hermon
Company Secretariat

Enclosures

CONFIDENTIAL

RECEIVED
2005 MAY 17 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 31 December 2004 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	G R G Stiff	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 56,883 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 1 January 2005 these DSU's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Daniel Malloy – 47,076 Common Shares (ivc: 25734)

David Moline – 9,807 Common Shares (ivc: 15335)

The Secretary is to instruct the Registrars to issue the relevant share certificates.



....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Tuesday 4 January 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	D Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 15,692 DSU's had vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Lawrence James LaMere - 15,692 Common Shares   IVC: 15267

The Secretary is to instruct the Registrars to issue the relevant share certificates.



....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 5 January 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	D Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 121,613 DSU's had vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Peter Joseph Murphy - 19,615 Common Shares IVC: 15347

Louis Peter Niggeman - 31,384 Common Shares IVC: 15359

Ralph Flum - 31,384 Common Shares IVC: 15187

Kevin Campion - 39,230 Common Shares IVC: 15083

The Secretary is to instruct the Registrars to issue the relevant share certificates.



....

Director

CONFIDENTIAL

RECEIVED

2005 MAY 17 A 9:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 7 January 2005
at 55 Bishopsgate London EC2N 3BD

Present: J L P Whiter
G D Chilton

In attendance: D M Walsh (as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan two individuals have requested to exercise their options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individuals:-

Catherine Corrie – 10,000 Common Shares of £0.01 each

Thomas Kearney – 675,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).



....
Director

Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	16:55 07-Jan-05
Number	1570H

BENFIELD GROUP

Close Period Share Repurchase Programme

Benfield Group ('Benfield') announces today that it will commence an irrevocable, non-discretionary programme to purchase Benfield Common Shares on its own behalf, for cancellation during its close period which commences on 10 January 2005 and ends on 10 March 2005.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Benfield's general authority to repurchase shares and Chapter 15 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of Benfield Common Shares for the five dealing days preceding the date of purchase.

- ENDS –

For further information please contact:
Paul Waters
Tel: +44 (0) 20 7522 3806

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Notice of Results
Released	14:12 08-Feb-05
Number	3570I

Notice of Preliminary Results for the Period Ended 31 December 2004

Benfield Group Limited (Benfield) will be announcing its preliminary results for the period ended 31 December 2004 on Friday 11 March 2005.

Wire Service Conference Call and Press Conference
There will be a wire service conference call on 11 March at 7.30am. Journalists wishing to participate are asked to call Peter Rigby at Haggie Financial on +44 (0)20 7417 8989 to obtain dial-in details.

There will also be a press conference at 12.00 noon on 11 March at Tower 42, 25 Old Broad Street, London EC2N 1HQ. Journalists wishing to attend are asked to call Peter Rigby at Haggie Financial or email: peter.rigby@haggie.co.uk

Analyst Presentation
There will be an analyst presentation at 10.30am on 11 March at Tower 42, 25 Old Broad Street, London EC2N 1HQ. Analysts wishing to attend are asked to call Julianne Jessup/Suzannah Seddon on +44 (0) 20 7578 7425/7490 or email: julianne.jessup@benfieldgroup.com or suzannah.seddon@benfieldgroup.com.

The presentation will be accessible via a live webcast for those unable to attend. For information please also contact Julianne Jessup/Suzannah Seddon. A webcast of the results presentation will be available following the meeting on the Benfield website at www.benfieldgroup.com/investor_relations

For further information, please contact:

Investors & Analysts

Julianne Jessup	Benfield	+44 20 7578 7425
Rob Bailhache	Financial Dynamics	+44 20 7269 7200

Media

David Bogg	Benfield	+44 20 7578 4016
Peter Rigby	Haggie Financial	+44 20 7417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,700 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

/ends...

END

Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Blocklisting Interim Review
Released	10:03 11-Feb-05
Number	4990I

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:
Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1.	Name of company Benfield Group Limited		
2.	Name of scheme (1) 1998 Share Option Scheme (2) 2001 Deferred Share Unit ("DSU") Retention Plan (3) 2002 Incentive Plan		
3.	Period of return: From 10/08/2004 to 11/02/2005		
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	(1) 4,878,993 (2) 1,970,430 (3) 2,542,397	
5.	Number of shares issued/allotted under scheme during period:	(1) 692,500 (2) 400,100 (3) 648,416	
6.	Balance under scheme not yet issued/allotted at end of period	(1) 4,186,493 (2) 1,570,330 (3) 1,893,981	
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	(1) 5,060,743 (2) 2,084,360 (3) 2,854,897	11 February 2004 11 February 2004 11 February 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

The current issue capital is 236,422,892 Common shares of 1p each

Contact for queries:	Address:
Name: Jenny Hermon	Benfield Group Ltd, 55 Bishopsgate, London EC2N 3BD.
Telephone: 0207 522 4040	

Person making return

Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Directorate Change
Released	07:00 11-Mar-05
Number	6089J

RNS

11 March 2005

Benfield Announces Resignation of Director

Benfield Group Limited ("Benfield" or the "Company"), the world's leading independent reinsurance and risk intermediary, today announced that in accordance with its Bye-laws Mr Andrew MacDonald will retire from the Board by rotation at the AGM of the Company to be held on 26 April 2005 and will not be standing for re-election at that meeting.

/ends....

For further information, please contact:

Investors & Analysts

Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200

Media

David Bogg	Benfield	+44 (0)20 7522 4016
Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Final Results
Released	07:00 11-Mar-05
Number	6249J

RNS Number:6249J
Benfield Group Limited
11 March 2005

11 March 2005

BENFIELD GROUP LIMITED

Preliminary Results for the Year Ended 31 December 2004

Benfield Group Limited ("Benfield" or the "Group"), the world's leading independent reinsurance and risk intermediary, today announces its preliminary results(1) for the year ended 31 December 2004.

Financial Highlights

- Profit before tax increased by £59.3m to £90.4m (2003: £31.1m)
- Diluted earnings per share increased to 20.81p (2003: 6.26p)
- Special dividend and share buy-back returned £45.6m to shareholders
- Group trading margin(2) increased to 29.1% from 28.7%
- Group trading result(3) increased by 0.7% to £88.8m (2003: £88.1m). At constant rates of exchange(4) trading result increased by 15.3%
- Group operating revenue decreased to £304.6m (2003: £307.7m). At constant rates of exchange(4) operating revenue increased by 5.1%
- Profit before tax and exceptional items increased by £8.4m to £68.6m (2003: £60.2m)
- Diluted adjusted cash earnings per share(5) decreased to 18.85p (2003: 19.05p)
- Final dividend of 7.0p per common share (2003: 6.0p)
- Total dividend of 20.5p per common share (2003: 8.0p), including special dividend of 10.0p per common share

(1) 2003 comparatives have been restated for the change in accounting policy

(2) Trading margin represents trading result as a percentage of operating revenue.

(3) Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items (see note 3).

(4) Constant rates of exchange assume conversion of 2004 results at the exchange rates achieved in 2003.

(5) Adjusted for exceptional items and goodwill amortisation.

Grahame Chilton, Chief Executive of Benfield commented: "For Benfield, 2004 has been a year of progress, achievement and the emergence of significant new opportunities that pave the way for the next expansion in the scope of our business.

Financially, our performance has achieved the combination of top line growth at constant rates of exchange while improving the Group's margins and delivering a very substantial return of capital to shareholders."

"Our global infrastructure, technical skills and transactional capabilities mean we are well placed to continue to build on our position as the world's leading independent reinsurance intermediary while pursuing new prospects for growth in the corporate risk sector. The 2005 year will be a challenging one for the business. But it will also be an exciting one, not least because we will continue to broaden our horizons and expand our capabilities in the risk and capital management arena."

John Coldman, Chairman of Benfield commented: "Benfield has had another successful year and has once again delivered on its long-term commitment to achieve growth, industry leading margins and significant returns for investors. Our people have unparalleled energy, enthusiasm and appetite for rising to new challenges. They will find opportunities where many would see problems, and will come up with solutions where many would believe there were none to be found."

Results of Operations

	2004 £m	2003 (Restated) £m	Growth as reported	Growth Constant Currency
Operating revenue				
International	166.6	168.6	-1.2%	+0.6%
US	132.7	129.9	+2.2%	+13.8%
Corporate	5.3	9.2		
Total operating revenue	304.6	307.7	-1.0%	+5.1%
Trading result				
International	51.5	62.7	-18.0%	-15.3%
US	52.3	41.5	+25.9%	+46.7%
Corporate	(15.0)	(16.1)		
Total trading result	88.8	88.1	+0.7%	+15.3%
Trading margin				
International	30.9%	37.2%		
US	39.4%	32.0%		
Total trading				

Contacts:

Graham Chilton, Chief Executive	Benfield	+44 (0) 20 7578 7000
John Whiter, Chief Financial Officer	Benfield	+44 (0) 20 7578 7000
Investors & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache or Geoffrey Pelham-Lane	Financial Dynamics	+44 (0)20 7269 7200
Media		
David Bogg	Benfield	+44 (0)20 7522 4016
David Haggie or Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

PRELIMINARY STATEMENT

For Benfield, 2004 has been a year of progress, achievement and the emergence of significant new opportunities that pave the way for the next expansion in the scope of our business.

Financially, our performance has achieved the combination of top line growth at constant rates of exchange while improving the Group's margins and delivering a very substantial return of capital to shareholders.

At constant rates of exchange the Group's revenue rose by 5.1%. The Group's strong margin continued, with the 2004 results delivering a trading margin of 29.1% (2003: 28.7%). Profit before tax rose to £90.4m from £31.1m in 2003.

Fully diluted adjusted cash earnings per share decreased to 18.9p from 19.1p in 2003.

Strong operating cash flow together with the exceptional gain of £26.1m arising from the disposal of our holding of warrants in Montpelier Re Holdings Limited prompted the Group to declare a special dividend of 10.0p per share at the time of the interim results announcement. At the same time we announced our intention to allocate up to £40.0m in support of a share buy-back programme over an 18 month period of which £22.5m was utilised in 2004. These actions resulted in the Group returning £45.6m to shareholders in 2004. In addition the interim and final dividend for the year total a further £23.8m.

Business review

Looking at the business in more detail, the US Division has delivered consistent increases in revenues and trading result from 2002 onwards. The division reported revenue of £132.7m in 2004 (2003: £129.9m), an increase of 13.8% at constant rates of exchange. This strong revenue growth on a controlled cost base has resulted in the US trading margin rising to 39.4% (2003: 32.0%).

Following the broker settlement agreements in the State of New York which prohibit leveraging (using insurance relationships to gain reinsurance business), the US Division will place particular emphasis in 2005 on developing our relationships with larger carriers in the insurance market.

The 2005 strategy will also continue the division's customer-led formula, targeting specific growth segments including large national account and specialty writers. In 2004, this led to customer gains in both the property catastrophe and casualty sectors, including such areas as directors and officers and medical malpractice liability.

Capitalising on the demand for risk solutions providers with real expertise in the casualty arena will also be a strong focus, so growing Benfield's overall casualty book through greater penetration in the US.

division is well positioned to continue to increase market share.

The International Division reported revenue of £166.6m (2003: £168.6m), an increase of 0.6% at constant rates of exchange. The continued decline in Global Speciality revenues combined with the additional investment in recruitment and incentivisation reported at the half year resulted in the International trading margin declining to 30.9% (2003: 37.2%).

In Europe the Group's operations delivered strong growth in 2004 with revenue increasing by 13.9% at constant rates of exchange. This reflects the strength of Benfield's European franchise and the continuing move towards broker dominated, non proportional treaty placements. The expansion of our German operations has paved the way for further long-term growth in Germany and Northern Europe.

Benfield's Facultative Solutions team continues to go from strength to strength achieving business growth in 2004 with revenues up 9.3% at constant rates of exchange, and is expected to continue to progress. Additions to the unit also included a major expansion of the Group's casualty capabilities. The team, which now numbers over 70, operates out of the Group's offices in the UK, the US, Bermuda, Singapore, Australia, South Africa and Spain.

Benfield's expanding presence in China was demonstrated in 2004 by our placement of eight treaty programmes for leading companies with our customers including the country's top four insurers. Asia is a target area for longer term development, both in China and other major markets in the wider Asian region and we are well positioned to take advantage of future growth opportunities.

As highlighted in previous reports, our Global Specialty business, which includes marine, retrocession, and aerospace, saw a reduction in revenue reflecting customer consolidation and less reinsurance purchased due to market conditions. At constant rates of exchange revenue decreased by 13.1%.

In areas such as this where the Group has a dominant position, but growth prospects are less significant due to market dynamics or the size of Benfield's presence, our strategy is to protect and maintain market share. The Global Specialty team is well positioned to develop its book in the longer term as market conditions improve.

Another focus for the Group was its work to ensure Benfield meets the new intermediary standards in the UK which resulted from the Financial Services Authority taking on responsibility for the regulation of UK reinsurance and insurance intermediaries from 14 January this year. Our UK subsidiary, Benfield Limited, received FSA approval in November 2004.

Market conditions

The general softening of markets has also been a feature of 2004. Cycle shifts always present challenges and opportunities for the insurance and reinsurance sector and, here again, Benfield is well positioned.

A high proportion of the Group's revenues come from negotiated commission, so making those revenues less sensitive to the reinsurance pricing cycle. In addition, the demand for reinsurance tends to increase in softening markets as risk carriers seek to lower net retentions. This means any impact on commissions of decreasing rates is partially offset by rises in volume.

During 2004 the insurance and reinsurance industry incurred record property losses of an estimated US$50bn from an unprecedented succession of natural catastrophes. The impact on reinsurers was lessened by the high degree of retention and disproportionate losses in the primary market. As a result, while third quarter catastrophe losses mitigated the downward trend in loss affected areas, property catastrophe rates continued to soften in most territories. Casualty reinsurance rates remained stable with some exceptions, notably Directors and Officers liability. Certain specialist lines, particularly aviation reinsurance, weakened further in the absence of significant loss activity. Generally, while pricing softened somewhat in many lines, terms and conditions showed little or no change.

Providing access to contingent capital

Our ability to capitalise on market conditions in all phases of the cycle is a reflection of the Group's focus on crafting solutions that are driven by specific customer issues rather than market dynamics.

It is a key part of Benfield's role to structure contingent capital for customers and, where appropriate, to help customers to access capital markets to facilitate the creation of additional capacity.

Our founding investment in Montpelier Re in December 2001 brought considerable new capacity to the market and this year Benfield continued such initiatives by advising on, and taking a minority stake in, the creation of Swiss-based reinsurance group, Glacier Re which focuses on niche specialty business.

Intellectual leadership

In the US, we have been at the forefront of innovations in capital provision and credit risk protection.

For example, since 2003 our corporate investment and financial advisory business has arranged more than US$800m of subordinated debt funding for more than 60 customers in the US and Europe and led the first pooled insurance funding vehicle within the European insurance market.

Benfield has also developed an innovative approach to help US customers to address deterioration in credit quality on reinsurance recoverable. We have helped customers enhance their own credit ratings and improve liquidity by advising on specific credit covers and credit default swaps.

These highly creative solutions to market issues illustrate in practice the intellectual leadership which Benfield customers value so highly.

The Group's superior actuarial and analytical skills are crucial to our ability to provide value added solutions to our customers and targeted investment took place in 2004 in the people and the analytical tools to ensure we continue to lead the pack. Further investment in this area is anticipated in 2005.

In 2004 we released ReMetrica Version 4.0, the latest major upgrade of Benfield's award winning dynamic financial analysis modelling tool. We also launched CAPRe, the first generally available underwriting pricing and management programme that allows reinsurers to price catastrophe programmes dynamically according to the impact of risks on their own portfolios.

In addition, we also extended our Geographical Analysis Project suite of regional probabilistic natural peril assessment models. A key benefit of these models is that they enable the necessary analysis to be carried out to access previously unavailable reinsurance capacity.

Streamlining market processes

Similarly we are continuously working to create electronic systems which put the Group at the forefront of promoting greater market efficiency.

In June we announced our global capability to provide all technical documentation - claim advice, claim settlement, premium credit closing and treaty balance - in a fully electronic format, so eliminating reinsurance paper trails. The initiative was an extension of the Group's capabilities in the US where the facility has been operational for some time and has proved to be very successful.

Other achievements in 2004 included the creation, in conjunction with various reinsurers, of a centralised electronic messaging and routing platform which has standardised and streamlined broking administrative processes. This was followed by the piloting of a document exchange system. This enables customers and reinsurers to build a facility into their systems to search for and download

Foreign exchange

The Group's principal foreign currency exposure is to US dollars, arising from the results of the US Division, and from revenues earned by the International Division. Approximately 43% of the International Division's revenues were US dollar denominated in 2004. These are principally earned in the UK. The Group results are sensitive to the impact of movements in the US dollar/pounds sterling exchange rate, with a 1 cent movement equating to approximately a £0.7m movement in trading result, prior to the impact of any foreign exchange hedging activity.

The Group has entered into a number of foreign exchange contracts with respect to the year ending 31 December 2005, with 66% of the US dollar revenue exposure expected to arise during 2005 being hedged at an average rate of 1.80. For the year ending 31 December 2006, the Group has not yet entered into hedges in respect of forecast US dollar exposure.

Liquidity and capital resources

Net cash comprises available corporate funds of £84.7m less borrowings of £38.6m. Additionally, the Group has access for general corporate purposes to an undrawn committed revolving facility of £50.0m, until June 2006. Net cash fell during the year to £46.1m as at 31 December 2004, compared to £60.8m in the prior year.

International Financial Reporting Standards

The Group will be required to prepare its consolidated accounts in accordance with International Financial Reporting Standards ("IFRS") for the year ended 31 December 2005 and work is well underway to assess the impact of IFRS on its operations. The principal areas to be affected are share options, currency hedging and goodwill amortisation.

The announcement of the interim results for the period ending 30 June 2005 will be the first time that the Group reports under IFRS.

Dividends

The Board has proposed a final dividend of 7.0p per common share, which together with the interim dividend of 3.5p per common share and a special dividend of 10.0p per common share makes a total dividend for the year of 20.5p per common share.

Industry developments

As a leader of industry innovation and change, Benfield has also spent much time in recent months examining the potential opportunities which will flow to the Group as a result of the increased regulatory focus on the insurance and reinsurance sector.

The greater scrutiny of intermediary practices in the US and other markets such as London has encouraged much discussion about what should be regarded as appropriate industry behaviour. This has included calls for a 'new broker model' centred on customer advocacy and transparency.

Benfield has long established principles in favour of transparency to customers. This means we are extremely well positioned among the market's leading intermediaries as we do not have to rethink our business approach on these issues. We are already there.

Independence means customer advocacy

More important, however, is the overarching Benfield philosophy of independence that these principles embody.

Independence is much more than whether a reinsurance intermediary is owned by an

approach.

The Group's success in delivering this objective is best measured by the longevity of our customer relationships and we are proud of our average customer retention rate of 24 years.

We are also proud of the breadth of that customer base. We act for most of the world's major insurance and reinsurance companies and are involved with major government property catastrophe schemes in various countries including the US, Taiwan, Indonesia, New Zealand and Norway.

This is a clear endorsement of the value our customers judge us to deliver and of our ethos of building long-term customer relationships based on the concept that the customer's success is our success.

But we cannot expect to offer our customers such qualities as intellectual leadership and innovation without being prepared to apply the same rigour and exploration to our own business.

Balance sheet supports growth

Our strong cash flow and low debt mean the Group is well positioned to invest in team and strategic acquisitions which complement our core capabilities.

At the same time, increased regulatory pressure in the US and the resulting d issatisfaction in the corporate risk sector with the practices highlighted has triggered interest in Benfield's independent approach, so creating an ideal opportunity for us to develop a new business alternative for customers in that market.

Extension of existing strategy

The pursuit of opportunities in the corporate risk sector is a natural extension of our core skills in risk and capital management. The exposures are controlled by risk professionals and involve transactions where the emphasis is on the provision of high value-added service and creative solutions which address complex risk issues.

Consistent with our principle of being customer led, where corporate risk business falls within Benfield's sustainable margin objectives, we plan to pursue selected opportunities with vigour so further driving long-term growth.

Critical aspects of our primary business model will be real separation of our reinsurance and primary business, transparency and the maintenance of our independent approach based on providing the best result for all customers.

Key developments already include our decision in the first quarter of 2005 to develop a specialist business in the energy, marine and power sector which will focus on major corporate customers worldwide. This is a logical extension of our capabilities given that Benfield already operates successfully in selected areas of primary business such as space and aviation.

Outlook

Continued organic revenue growth in difficult market conditions, together with active management of our trading margin, has seen Benfield further demonstrate its ability to deliver long-term earnings growth. Our global infrastructure, technical skills and transactional capabilities mean we are well placed to continue to build on our position as the world's leading independent reinsurance intermediary while pursuing new prospects for growth in the corporate risk sector.

The current year will be a challenging one for the core business, with increasing infrastructure costs coming against the backdrop of a difficult environment for organic revenue growth. This leads us to anticipate a trading result for 2005 similar to that for 2004

arising from changes to our industry and the challenges facing many of our competitors. Our strong management team and established track record of successful acquisitions of businesses and teams mean we are more than ready to take advantage of prospects to expand our business. We have previously stated that we are prepared to incur short-term impact on profit and margin to improve our growth prospects and are confident that carefully targeted expansion will significantly enhance the medium-term outlook for the Group.

PRELIMINARY RESULTS 2004 - BENFIELD GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2004

	Notes	2004 £'000	2003 (Restated) £'000
Turnover		296,657	300,468
Interest income		7,944	7,194
Operating revenue		304,601	307,662
Net operating expenses before exceptional items		(232,490)	(238,822)
Exceptional items	4	(5,191)	(28,207)
Total net operating expenses		(237,681)	(267,029)
Other operating income - exceptional	4	29,183	5,950
Operating profit before exceptional items		72,111	68,840
Exceptional items	4	23,992	(22,257)
Group operating profit		96,103	46,583
Gain on the sale of fixed assets	4	1,124	757
Disposal of subsidiary operations	4	(3,252)	(1,486)
Share of losses of associated undertakings		(1,840)	(3,137)
Other investment income		412	673
Interest payable and similar charges before exceptional finance charges		(2,122)	(6,218)
Exceptional finance charges		-	(6,050)
Total interest payable and similar charges		(2,122)	(12,268)
Profit on ordinary activities before taxation		90,425	31,122
Taxation on profit on ordinary activities	5	(35,681)	(16,025)
Profit on ordinary activities after taxation		54,744	15,097
Equity minority interests		(131)	24
Profit for the financial year		54,613	15,121
Dividends - including non-equity	6	(49,487)	(18,703)
Retained profit/(loss) for the financial year		5,126	(3,582)
Earnings per 1p common share	7		
Basic		22.64p	6.78p

	Notes		
Adjusted earnings per 1p common share excluding goodwill amortisation, exceptional items and non-operating gains and losses	7		
Basic		20.40p	21.42p
Diluted		18.85p	19.05p

The Group's turnover and expenses all relate to continuing operations.

CONSOLIDATED BALANCE SHEET
At 31 December 2004

	Notes	2004 £'000	2003 (Restated) £'000
Fixed assets			
Intangible assets		143,169	158,511
Tangible assets		15,686	17,715
Investments in associated undertakings		32	215
Other investments		18,920	3,648
		177,807	180,089
Current assets			
Debtors - due within one year	9	3,786,707	3,789,448
Debtors - due after one year	9	4,650	3,794
Investments	10	26,918	46,744
Cash at bank and in hand - including fiduciary funds		226,258	280,584
		4,044,533	4,120,570
Current liabilities			
Creditors - amounts falling due within one year	11	(4,019,438)	(4,052,853)
Net current assets		25,095	67,717
Total assets less current liabilities		202,902	247,806
Creditors - amounts falling due after more than one year	12	(16,514)	(38,746)
Provisions for liabilities and charges	13	(3,108)	(11,499)
Net assets		183,280	197,561
Capital and reserves			
Called up share capital	14	2,555	2,622
Share premium		136,585	132,638
Capital redemption reserve		86	-
Other reserves		134,632	134,632
Profit and loss account		(90,927)	(72,553)
Total shareholders' funds			

Non-equity	41,210	41,210
	182,931	197,339
Equity minority interest	349	222
Capital employed	183,280	197,561

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2004

	Notes	2004 £'000	2003 (Restated) £'000
Profit for the financial year		54,613	15,121
Exchange adjustments offset in reserves		(4,656)	(3,317)
Total recognised gains relating to the year		49,957	11,804
Prior year adjustment	2	(42)	
Total gains recognised since last annual report		49,915	

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
For the year ended 31 December 2004

	Notes	2004 £'000	2003 (Restated) £'000
Profit for the financial year		54,613	15,121
Dividends	6	(49,487)	(18,703)
		5,126	(3,582)
Other recognised gains and losses relating to the year		(4,656)	(3,317)
Provision for deferred share units and share options		5,058	20,938
Net proceeds of common shares issued for cash		-	110,499
Repurchase and cancellation of own shares	14	(22,453)	-
Common shares issued to employees		607	14,017
Payment of partly paid common shares		-	769
Amortisation of issue costs on cumulative redeemable convertible preference shares		126	126
Proceeds on disposal of own shares		1,784	-
Increase of interest from associate to subsidiary undertaking		-	421
Net change in shareholders' funds		(14,408)	139,871
Shareholders' funds at 1 January		208,243	64,917
Prior year adjustment	2	(10,904)	(7,449)
Shareholders' funds at 31 December		182,931	197,339

CONSOLIDATED CASHFLOW STATEMENT
For the year ended 31 December 2004

	Note	£'000	£'000
Net cash inflow from operating activities	15	83,129	85,166
Returns on investments and servicing of finance			
Investment income		412	112
Interest paid		(1,766)	(9,809)
Arrangement fee for credit facilities		-	(927)
Non-equity dividends paid		(2,400)	(2,199)
Net cash outflow from returns on investments and servicing of finance		(3,754)	(12,823)
Taxation		(21,717)	(5,450)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(9,827)	(9,489)
Sale of tangible fixed assets		384	2,734
Purchase of fixed asset investments		(16,379)	(208)
Sale of fixed asset investments		1,964	589
Net cash outflow from capital expenditure and financial investment		(23,858)	(6,374)
Acquisitions and disposals			
Purchase of subsidiary undertakings		(194)	(2,218)
Disposal of subsidiary undertakings		(633)	-
Increase in investment in associated undertakings		(1,375)	-
Disposal of associated undertaking		500	-
Net cash (disposed of)/acquired with subsidiary undertaking		(278)	1,130
Net cash outflow from acquisitions and disposals		(1,980)	(1,088)
Equity dividends paid to shareholders		(44,978)	(6,667)
Net cash (outflow)/inflow before use of liquid resources and financing		(13,158)	52,764
Management of liquid resources			
Sale of current asset investments		45,314	40,350
Decrease in short term deposits with banks		8,459	85,054
Net cash inflow from management of liquid resources		53,773	125,404
Financing			
Net proceeds from issue of common shares		-	110,499
Sale of own shares		1,784	-
Proceeds from share options exercised and common shares disposed of on behalf of holders		464	20,015
Proceeds from payment of partly paid common shares		-	769
Repurchase of common shares		(22,453)	-
Decrease in bank loans		(10,567)	(117,972)
Loan notes repaid		(134)	(9,103)
Net cash (outflow)/inflow from financing		(30,906)	4,208
Increase in cash (excluding fiduciary funds)		9,709	182,376
Fiduciary funds			
Movement in fiduciary debtors and creditors		(46,723)	(11,691)
(Decrease)/Increase in net cash	15	(37,014)	170,685
Reconciliation to net cash			
Net cash at 1 January	15	271,092	93,830
(Decrease)/Increase in net cash		(37,014)	170,685
Movement in deposits		(8,459)	(85,054)

Exchange adjustments		(5,859)	442
Net cash at 31 December	15	214,564	271,092

NOTES TO THE PRELIMINARY RESULTS
For the year ended 31 December 2004

1. BASIS OF ACCOUNTING

The Company is obliged to prepare its financial statements in accordance with the Bermuda Companies Act 1981, which permits a company to prepare its financial statements under UK GAAP. Accordingly, the consolidated financial statements have been prepared in accordance with Bermuda law, under the historical cost convention and in accordance with UK GAAP, except for the departure from Financial Reporting Standard 6 'Acquisitions and Mergers' ("FRS 6") in respect of the 2002 redomiciliation to Bermuda.

2. CHANGE IN ACCOUNTING POLICY

The Group adopted Urgent Issues Task Force Abstract 38 ("UITF 38") and Abstract 17 (revised) ("UITF 17") during the year to 31 December 2004, which requires the presentation of the Group's investment in shares of the Company held within the ESOP trusts to be amended. These shares, in accordance with this Abstract, are now held at cost and treated as treasury shares and have been deducted from shareholder funds. Previously they were recognised as an asset at the lower of cost and net realisable value. In addition, the profit and loss charge for shares and share options awarded by ESOP trusts to employees has been revised to reflect the intrinsic value at the date of the awards rather than the average cost price of the shares. Profit and losses from disposal of shares held by ESOP trusts have been removed from the profit and loss account and transferred to reserves. The comparative figures have been restated accordingly.
The effect on continuing operations of implementing UITF 38 and UITF 17 was to increase net operating expenses and reduce operating profit for the year by £61,000 (2003: £362,000); to reduce the gain on sale of fixed assets by £1,207,000 (2003: increase £320,000); to reduce net assets at 31 December 2004 by £10,284,000 (2003: £10,904,000) and to reduce the value of Group reserves at 1 January 2004 by £10,904,000 (2003: £7,449,000).

3. OPERATING SEGMENTS

The analysis of operating revenue and trading result by operating segment set out below conforms to the manner in which the Group operates its business and assesses its financial performance. Trading result is a non-statutory measure and comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.
The Group manages its core reinsurance intermediary business on the basis of two geographical operating divisions, International and the US.
The International Division incorporates business emanating from customers located outside of the US together with revenues from certain speciality lines which operate on a global basis. The US Division encompasses the Group's business emanating from customers located in mainland US excluding revenues from those global speciality lines. In 2004, the management of the Group's wholesale insurance broking team was moved from the International Division to the US Division. In addition, the Group combined its UK and US corporate financial and investment advisory businesses into a single global unit, which is also managed within the US Division. Accordingly, to assist comparison, the divisional results for 2003 set out below have been restated to reflect the operating structure in 2004. The Corporate Division reflects certain expenses that are incurred at the head office level in connection with the provision of central functions and also the results of the Group's investment portfolio.

Trading results

	2004 £'000	2003 (Restated) £'000

International		
Operating revenue	166,559	168,573
Trading result	51,478	62,749
US		
Operating revenue	132,758	129,872
Trading result	52,271	41,515
Corporate		
Operating revenue	5,284	9,217
Trading result	(14,968)	(16,106)
Total		
Operating revenue	304,601	307,662
Group operating profit	96,103	46,583
Exceptional items	(23,992)	22,257
Operating profit before exceptional items	72,111	68,840
Depreciation	7,643	9,890
Amortisation	9,027	9,428
Trading result	88,781	88,158

4. EXCEPTIONAL ITEMS

	2004 £'000	2003 (Restated) £'000
Other operating income		
Gain on sale of current asset investments	29,183	5,950
Operating expenses		
Bonus paid to employees	(3,017)	-
Professional fees	(1,962)	(2,667)
Awards granted to employees	(212)	(25,540)
	(5,191)	(28,207)
Non-operating		
Loss on disposal of subsidiary operations	(3,252)	(1,486)
Gain on disposal of investments	1,098	-
Gain on disposal of fixed assets	26	757
	(2,128)	(729)
Exceptional finance charges	-	(6,050)

Gain on sale of current asset investments

The gain on sale of current asset investments relates predominantly to the sale in February 2004 of the Group's entire holding of Montpelier Re Holdings Limited warrants which resulted in a gain of £29,111,000.

In June 2003 the Group sold 947,479 shares in Montpelier Re Holdings Limited,

Bonus paid to employees

In connection with the gain on disposal of the Group's holding of warrants in Montpelier Re Holdings Limited, a one-off bonus was paid to all employees.

Professional fees

During 2003 and 2004 the Group incurred one-off professional fees in respect of certain corporate transactions, including in connection with the Company's Initial Public Offering.

Awards granted to employees

In March 2003 share based awards were made under the 2002 Incentive Plan to certain key employees of the Group in respect of services provided prior to the Company's Initial Public Offering. No previous awards had been made under the 2002 Incentive Plan and the plan ceased to be available for the issue of new awards with effect from June 2003. The cost of awards granted at less than the fair value of the underlying common shares has been recognised in full in the profit and loss account at the date of grant as they relate to prior services and no performance criteria (other than continued employment with the Group) are attached to these awards.

On the acquisition of EW Blanch Holdings, Inc. the Group provided share based awards to certain key employees for which the cost was spread over a 17 to 29 month vesting period from the date of the award, resulting in a charge of £212,000 and £3,108,000 for the periods ended 31 December 2004 and 31 December 2003 respectively.

Loss on disposal of subsidiary operations

In April 2004 the Group disposed of its interest in Wildnet Group Limited, a wholly owned subsidiary, resulting in a loss of £1,139,000. As a result of the Group's intention to dispose of its interest in Wildnet the carrying value of this interest was written down in 2003 resulting in a charge of £1,486,000.

In November 2004 the Group disposed of its investment in Benfield Premium Finance Limited, resulting in a loss of £2,113,000.

Gain on disposal of investments

The gain on disposal of investments relates predominantly to the sale in March 2004 of 200,000 ordinary shares in Equity Partnership Limited and 10,618,850 shares in Uni Alliance Insurance Holdings Limited resulting in a gain of £1,062,000.

Exceptional finance charges

In June 2003 the Group's previous credit facilities were cancelled and repaid following completion and delivery of proceeds of the Company's Initial Public Offering. The Group entered into a new credit facilities agreement, with proceeds from the Initial Public Offering and funds available from the new credit facilities being used to repay the outstanding borrowings under the cancelled facilities. On cancellation, charges were incurred in the write off of prepaid facility arrangement fees and termination of swap and collar interest rate derivative contracts which related to the cancelled facilities.

5. TAXATION ON PROFIT ON ORDINARY ACTIVITIES

Analysis of charge in year

	2004	2003
	£'000	£'000

Double tax relief	(869)	(1,590)
	17,379	3,952
Foreign tax	16,730	13,248
Adjustment in respect of previous periods	840	(1,429)
Share of taxation in associated companies	-	(545)
Total current tax	34,949	15,226
Deferred tax		
Origination and reversal of timing differences		
United Kingdom	(394)	(741)
Overseas	1,126	1,540
Total deferred tax	732	799
Taxation on profit on ordinary activities	35,681	16,025

The tax effect of the operating exceptional items and goodwill amortisation was to increase the tax charge by £7,358,000 (2003: decrease £7,581,000).

The tax effect of the non-operating exceptional items was to increase the tax charge by £342,000 (2003: decrease £1,815,000).

6. DIVIDENDS

	2004 £'000	2003 £'000
Equity		
Interim paid - common shares of 1p	8,107	3,233
Final proposed - common shares of 1p	15,691	13,819
Special dividend paid - common shares of 1p	23,163	-
	46,961	17,052
Non-equity		
Paid - cumulative redeemable convertible preference shares of 1p	1,190	1,190
Payable - cumulative redeemable convertible preference shares of 1p	1,210	1,210
Amortisation of issue costs	126	126
Reversal of accrued charge (see note below)	-	(875)
	2,526	1,651
	49,487	18,703

	2004 pence	2003 pence
Equity		
Interim paid - per common share of 1p	3.5	2.0
Final proposed - per common share of 1p	7.0	6.0
Special dividend paid - per common share of 1p	10.0	-

During 2003 the amount accrued in prior periods in respect of the dividend on the cumulative redeemable convertible preference shares was adjusted to reflect

convertible preference shares expected prior to the Initial Public Offering.

7. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year, excluding those held in the employee share trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of common shares in issue, excluding those held in the employee share trusts, is adjusted to assume conversion of all dilutive potential common shares. The Company has had the following three classes of shares which were potentially dilutive during the years presented:

(i) cumulative redeemable convertible preference shares;
(ii) those share awards granted to employees where the exercise price is less than the estimated fair value of the Company's common shares during the relevant year; and
(iii) deferred share units.

Supplementary basic and diluted earnings per share have been calculated to exclude the effect of exceptional items, non-operating gains and losses and goodwill amortisation. The adjusted numbers have been provided in order that the effects of these charges on reported earnings can be fully appreciated.

	£'000	2004 Weighted average number of shares	Pence Per Share	Earnings (Restated) £'000	2003 Weighted average number of shares
Unadjusted earnings per share					
Basic earnings per share					
Profit attributable to shareholders	54,613			15,121	
Less preference dividends	(2,526)			(1,651)	
Earnings attributable to common shareholders	52,087	230,110,574	22.64	13,470	198,605,87
Effect of dilutive securities:					
Share options		12,744,773	(1.19)		11,324,49
Deferred share units		3,571,573	(0.31)		5,141,83
Cumulative redeemable convertible preference shares	2,526	16,000,000	(0.33)	-	
Diluted earnings per share	54,613	262,426,920	20.81	13,470	215,072,2
Adjusted earnings per share					
Basic earnings per share	52,087	230,110,574	22.64	13,470	198,605,8

Amortisation	9,027		3.92	9,428	
Tax on exceptional items and amortisation	7,700		3.34	(9,396)	
Basic earnings per share excluding exceptional items and amortisation	46,950	230,110,574	20.40	42,538	198,605,8
Diluted earnings per share	54,613	262,426,920	20.81	13,470	215,072,2
Exceptional items (note 4)	(21,864)		(8.33)	29,036	
Amortisation	9,027		3.44	9,428	
Tax on exceptional items and amortisation	7,700		2.93	(9,396)	
Effect of previously anti-dilutive securities:					
Cumulative redeemable convertible preference shares	-	-	-	1,651	16,935,3
Diluted earnings per share excluding exceptional items and amortisation	49,476	262,426,920	18.85	44,189	232,007,

In 2003 potentially dilutive securities totalling 16,935,390 common shares of 1p each in respect of cumulative redeemable convertible preference shares have not been included in the determination of unadjusted diluted loss per share as their inclusion would be anti-dilutive.

8. NET FIDUCIARY ASSETS

The following fiduciary assets and liabilities held by the Group have been included in net current assets:

	2004 £'000	2003 £'000
Insurance broking debtors (note 9)	3,755,370	3,756,026
Fiduciary investments (note 10)	15,615	37,346
Fiduciary cash and deposits	155,793	212,099
Insurance broking creditors (note 11)	(3,905,748)	(3,953,127)
Net fiduciary assets	21,030	52,344

Included within fiduciary cash and deposits are amounts available to the Group for general corporate purposes of £14,203,000 (2003: £48,553,000).

9. DEBTORS

	2004 £'000	2003 £'000
Amounts falling due within one year		
Insurance broking debtors	3,755,370	3,756,026
Amounts owed by associated undertakings	-	1,295

Other debtors	10,061	11,056
Prepayments and accrued income	14,481	12,398
	3,786,707	3,789,448
Amounts falling due after more than one year		
Deferred taxation	4,646	3,778
Other debtors	4	16
	4,650	3,794
	3,791,357	3,793,242

10. CURRENT ASSET INVESTMENTS

	2004 £'000	2003 £'000
Fiduciary investments - unlisted	15,615	37,346
Non-fiduciary investments		
Listed investments	6,331	8,538
Unlisted investments	4,972	860
	26,918	46,744

Fiduciary investments held are liquid instruments and are used for cash management purposes. Listed investments represent the equity investment in Montpelier Re Holdings Limited with a carrying value of £6,331,000 (2003: £6,331,000). During the year the Group sold its entire holding of warrants in Montpelier Re Holdings Limited which were carried at nil book value, and its entire holding of shares in BRIT Insurance Holdings PLC, which were carried at book value of £2,207,000. At 31 December 2004 the market value of listed investments was £11,058,000 (2003: £79,208,000).

11. CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR

	2004 £'000	2003 £'000
Bank and other borrowings	24,987	18,507
Loan notes	-	134
Insurance broking creditors	3,905,748	3,953,127
Amounts due to associated undertakings	168	-
Corporation tax	31,735	18,069
Social security payable	3,515	3,536
Other creditors and accruals	36,116	44,294
Dividends accrued and proposed	17,169	15,186
	4,019,438	4,052,853

12. CREDITORS - AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2004 £'000	2003 £'000
Bank and other borrowings	13,625	37,595
Other creditors and accruals	2,877	1,151
Deferred tax	12	-

13. PROVISIONS FOR LIABILITIES AND CHARGES

	Litigation and disputes £'000	Vacant properties £'000	Other £'000	Total £'000
At 1 January 2004	6,702	3,312	1,485	11,499
Exchange adjustments	(198)	(101)	-	(299)
Transfer to profit and accounloss	(3,540)	(1,201)	-	(4,741)
Transfer to investments in associated undertakings	-	-	(485)	(485)
Utilised in year	(1,876)	(990)	-	(2,866)
At 31 December 2004	1,088	1,020	1,000	3,108

14. CALLED UP SHARE CAPITAL

Number of shares	2004 Number	2003 Number
Authorised		
Common shares of 1p	500,000,000	500,000,000
Cumulative redeemable convertible preference shares of 1p	20,000,000	20,000,000
Allotted, called up and fully paid common shares of 1p		
At 1 January	242,172,508	35,258,762
Allotted to employees prior to share split	-	266,903
Adjustment in respect of 5:1 share split	-	142,102,660
	242,172,508	177,628,325
Issued in year	-	49,417,988
Repurchased and cancelled	(8,545,000)	-
Allotted to employees	1,916,196	15,126,195
At 31 December	235,543,704	242,172,508
Cumulative redeemable convertible preference shares of 1p		
At 1 January and 31 December	20,000,000	20,000,000

Nominal value	2004 £'000	2003 £'000
Authorised		
Common shares of 1p	5,000	5,000
Cumulative redeemable convertible preference shares of 1p	200	200
Allotted, called up and fully paid common shares of 1p		

Repurchased and cancelled	(86)	-
Allotted to employees	19	153
At 31 December	2,355	2,422
Cumulative redeemable convertible preference shares of 1p		
At 1 January	200	130
Transfer from other reserves on redenomination	-	70
At 31 December	200	200
Total share capital	2,555	2,622

Changes to share capital during the year to 31 December 2004

During the year, 8,545,000 common shares of 1p each representing 3.5% of the issued share capital of the Company were repurchased for aggregate consideration, including expenses, of £22,453,000 and were subsequently cancelled.

A total of 937,446 common shares of 1p each were allotted to satisfy 937,446 deferred share units which vested and were distributed during the year ended 31 December 2004. A total of 978,750 common shares of 1p each were allotted on the exercise of options by employees during the year ended 31 December 2004, for an aggregate consideration of £464,275.

Common shares of 1p

All of the common shares of 1p each in issue at 31 December 2004 and 2003 were fully paid.

Cumulative redeemable convertible preference shares of 1p

The cumulative redeemable convertible preference shares have certain preferential rights over and above the Company's common shares of 1p each.

The terms of redemption relating to the cumulative redeemable convertible preference shares are such that each cumulative redeemable convertible preference share shall be redeemed by the Company on the seventh anniversary of its date of issuance, if the holder has not previously issued a conversion notice in respect of that share. Upon redemption the Company is obliged to redeem each cumulative redeemable convertible preference share in cash for its issue price. Should this occur, the Company would be obliged to redeem £20m of shares on 31 December 2008 and a further £20m on 30 April 2009.

The holders of the cumulative redeemable convertible preference shares are entitled to a fixed cumulative preferential dividend payable in preference to any dividend on any other class of share in the Company. Following the Company's Initial Public Offering in June 2003, this preferential dividend accrues at a rate of 6% per annum until redemption. Should the Company fail to pay any instalment of the preferential dividend when due, the dividend rate for all subsequent financial periods until redemption will be increased to 9% per annum.

The cumulative redeemable convertible preference shares confer a preferential right over the holders of other classes of share, after payment of the Company's liabilities, to the return of amounts paid up on those shares and any arrears and accruals of preferential dividend on any liquidation of the Company or other return of assets to shareholders.

Except in relation to any variation of the rights attaching to the cumulative redeemable convertible preference shares or in the case of a failure to redeem on the due date, the cumulative redeemable convertible preference shares do not carry any votes at any general meetings of the Company. The cumulative redeemable convertible preference shares may be converted at the option of the

shares. In the event of a majority sale of the Company the cumulative redeemable convertible preference shares convert into a number of common shares dependent on the price per common share established by that majority sale, subject to a minimum conversion price per common share of 1p each to be paid on any such majority sale, subject to a minimum conversion price of £2.20 per common share of 1p each and a maximum conversion price of £2.64 per common share of 1p each.

15. CASH FLOW

(a) Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	2004 £'000	2003 £'000
Continuing operations		
Operating profit	96,103	46,583
Amortisation of intangible assets	9,027	9,428
Depreciation of tangible fixed assets	7,643	9,890
Gain on disposal of current asset investments	(26,167)	(5,950)
Cost of shares gifted during the year	143	502
Cost of share options issued	5,542	24,952
(Increase)/Decrease in debtors	(4,203)	7,914
Decrease in creditors	(6,117)	(10,387)
Decrease in provisions for liabilities and charges	(7,123)	(4,827)
Exchange translation differences	8,281	7,061
Net cash inflow from operating activities	83,129	85,166

(b) Reconciliation of movement in net cash

	At 1 January 2004 £'000	Cashflow £'000	Other non-cash changes £'000	Exchange movements £'000	At 31 December 2004 £'000
Cash at bank and in hand	280,584	(45,473)	-	(8,853)	226,258
Deposits classified as liquid assets	(9,128)	8,459	-	669	-
	271,456	(37,014)	-	(8,184)	226,258
Debt due after more than one year - bank loans	37,595	2,600	(27,587)	1,017	13,625
Debt due within one year					
- bank loans	18,507	(13,167)	24,337	(4,690)	24,987
- loan notes	134	(134)	-	-	-
	18,641	(13,301)	24,337	(4,690)	24,987
Total debt	56,236	(10,701)	(3,250)	(3,673)	38,612
Liquid resources	55,872	(53,773)	26,167	(1,348)	26,918
Net cash including fiduciary funds	271,092	(80,086)	29,417	(5,859)	214,564

Liquid resources comprise current asset investments and short-term deposits with banks which mature within 12 months of the date of inception.

The total net cash inflow/(outflow) during the year in respect of the movements in bank loans includes any arrangement costs paid in respect of credit facilities.

(c) Movement in borrowings

	2004 £'000	2003 £'000
Debt due within one year:		
Bank borrowings and loan notes	951	21,082
Repayment of part of borrowings and loan notes	(14,252)	(55,562)
Debt due after more than one year:		
Bank borrowings and loan notes	2,600	58,581
Repayment of part of borrowings and loan notes	-	(151,175)
Decrease in borrowings	(10,701)	(127,074)
Arrangements costs of bank loans	-	(927)
Cash outflow	(10,701)	(128,001)

(d) Cash flow relating to exceptional items

In the year ended 31 December 2004, operating cash flows included cash outflows of £1,762,000 in respect of professional fees related to exceptional corporate transactions and £2,409,000 in respect of an exceptional bonus paid to all employees in connection with the disposal of warrants in Montpelier Re Holdings Limited, which itself resulted in a cash inflow of £29,111,000.

(e) Analysis of net cash

	2004 £'000	2003 £'000
Available corporate cash	84,668	117,038
Total debt	(38,612)	(56,236)
Net available corporate cash	46,056	60,802
Current asset investments	26,918	46,744
Fiduciary cash and deposits (excluding amount available for corporate purposes)	141,590	163,546
Net cash	214,564	271,092

16. SHAREHOLDER INFORMATION

The financial information contained in this preliminary announcement does not constitute statutory accounts within the meaning of s240 of the UK Companies Act 1985. Statutory accounts will be posted to shareholders no later than 24 March 2005.

The auditors have reported on the statutory accounts. Their report was unqualified and did not contain a statement under s237(2) or s237(3) of the UK Companies Act 1985.

The shareholders entered in the Register of Members on 1 April 2005 will be entitled to the proposed final dividend of 7.0p per common share which will, subject to approval at the Annual General Meeting to be held on 26 April 2005, be payable on 29 April 2005.

Copies of the preliminary press release (and statutory accounts when available)

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	17:26 11-Mar-05
Number	6773J

11th March 2005

BENFIELD GROUP LTD

Purchase of Own Securities

Benfield Group Limited announces that on 11th March 2005 it purchased for cancellation 400,000 of its 1p ordinary shares at a price of 259.83125 pence per ordinary share.

END

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	17:20 14-Mar-05
Number	7373J

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 14 March 2005 it purchased for cancellation 75,000 of its 1p ordinary shares at a price of 262 pence per ordinary share.

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	16:37 15-Mar-05
Number	7906J

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 15 March 2005 it purchased for cancellation 500,000 of its 1p ordinary shares at a price of 264 pence per ordinary share.

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	16:44 16-Mar-05
Number	8528J

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 16 March 2005 it purchased for cancellation 100,000 of its 1p ordinary shares at a price of 262 pence per ordinary share.

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Director - leave of absence
Released	07:00 18-Mar-05
Number	9157J

RNS

18 March 2005

Benfield Group Limited

Benfield Group Limited ("Benfield"), the world's leading independent reinsurance and risk intermediary, has today announced that Rodman Fox, CEO of Benfield's US Division, has been granted leave of absence for personal reasons which are unconnected to the performance of Benfield.

Grahame Chilton, CEO of Benfield, will assume Mr Fox's responsibilities and will be supported by Paul Karon, President and Chief Operating Officer of Benfield's US Division.

/ends....

For further information, please contact:

Investors & Analysts

Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200

Media

David Bogg	Benfield	+44 (0)20 7522 4016
David Haggie/Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	17:32 18-Mar-05
Number	9726J

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 18 March 2005 it purchased for cancellation 250,000 of its 1p ordinary shares at a price of 258 pence per ordinary share.

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Holding(s) in Company
Released	13:45 23-Mar-05
Number	1357K

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Highfields Capital Management LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Highfields Capital I LP – 839,042 shares
Highfields Capital II LP – 1,964,622 shares
Highfields Capital Limited – 6,882,988 shares

5. Number of shares / amount of stock acquired

2,332,500

6. Percentage of issued class

0.98%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Common Shares of 1p each

21 March 2005

11. Date company informed

23 March 2005

12. Total holding following this notification

9,686,652

13. Total percentage holding of issued class following this notification

4.09%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Cain – 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain – Head of Company Secretariat

Date of notification

23 March 2005

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	16:56 23-Mar-05
Number	1577K

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 23 March 2005 it purchased for cancellation 100,000 of its 1p ordinary shares at a price of 258.0313 pence per ordinary share.

END

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Company	Benfield Group Limited
TIDM	BFD
Headline	Holding(s) in Company
Released	15:23 29-Mar-05
Number	2849K

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Highfields Capital Management LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Highfields Capital I LP – 839,042 shares
Highfields Capital II LP – 1,964,622 shares
Highfields Capital Limited – 6,882,988 shares

5. Number of shares / amount of stock acquired

880,000

6. Percentage of issued class

0.37%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Common Shares of 1p each

23 March 2005

11. Date company informed

29 March 2005

12. Total holding following this notification

Highfields Capital I LP – 915,630 shares
Highfields Capital II LP – 2,144,027 shares
Highfields Capital Limited – 7,506,995 shares

13. Total percentage holding of issued class following this notification

4.50%

14. Any additional information

Notification arises as a result of Highfields Capital Limited owning in excess of 3% of issued share capital.

15. Name of contact and telephone number for queries

Mike Cain – 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain – Head of Company Secretariat

Date of notification

29 March 2005

END

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CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Thursday 31 March 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 15,102 DSU's have vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Brian Engel – 11,769 Common Shares

Scott Strenge - 3,333 Common Shares

The Secretary is to instruct the Registrars to issue the relevant share certificates.



....

Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 1 April 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	M Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 1,111 DSU's have vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

Joan Hedegaard – 1,111 Common Shares

The Secretary is to instruct the Registrars to issue the relevant share certificates.



Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Monday 11 April 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman G D Chilton
In attendance:	M R Cain (as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to exercise her options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Catherine Corrie – 10,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).



....
Director

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Company	Benfield Group Limited
TIDM	BFD
Headline	Director Shareholding
Released	17:18 22-Apr-05
Number	4386L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Benfield Group Limited

2. Name of director

Paul Karon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Non – Beneficial; sale by the Karon Family Foundation, a charitable foundation established by Mr Karon's family.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Karon – 1,974,730 shares
Paul and Sarah Karon Family Limited Partnership – 505,000 shares
The Karon Family Foundation Inc – 52,500 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Paul Karon is the President of the Karon Family Foundation

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of Common Shares of Benfield Group

7. Number of shares / amount of stock acquired

Not applicable

8. Percentage of issued class

Not applicable

52,500

10. Percentage of issued class

0.02%

11. Class of security

Common Shares of £0.01 Each

12. Price per share

£2.65 per share

13. Date of transaction

22 April 2005

14. Date company informed

22 April 2005

15. Total holding following this notification

Paul Karon – 1,974,730 shares
Paul and Sarah Karon Family Limited Partnership – 505,000 shares
The Karon Family Foundation Inc – Nil shares

16. Total percentage holding of issued class following this notification

Paul Karon – 0.84%
Paul and Sarah Karon Family Limited Partnership – 0.21%
The Karon Family Foundation Inc – 0%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

END

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Extract of the Annual General Meeting
of Benfield Group Limited
held at The Gibson Hall, 13 Bishopsgate London EC2N 3BA
at 12.00 noon on Tuesday 26 April 2005

Resolution 6 – Disapplication of Pre-emption Rights

The Chairman proposed:

> TO approve by way of a Special Resolution that in place of all existing powers and in accordance with Bye-law 51.D (1) the Directors be given authority to allot relevant securities for cash, as if the provisions of Bye-law 51.C (1) did not apply to such allotments up to an aggregate nominal amount equal to £118,211 (representing approximately 5 per cent of the Common share capital of the company),

This resolution was put to the vote and carried on a show of hands.

Certified as a true extract of the minutes



....

Michael Cain
Head of Company Secretariat

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Wednesday 27 April 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 118,077 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 27 April 2005 these DSU's are to be allotted to the individuals detailed on the attached schedule as Common Shares of £0.01 Each

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.



Director

Benfield Group Ltd

2003 PIP - DSU's Awarded 27 April 2004

IVC	Surname	First Name	1st Tranche Vest & Distribute 04/27/05
24999	Anderson	Brian	4,291
14946	Bisset	Bob William	16,666
15068	Cameron	Dave Cutler	14,000
15083	Campion	Kevin	6,666
19351	Case	Daniel	7,666
13925	DiLoreto	Andrew	14,000
15148	Engel	Brian Keith	6,666
15216	Hewitt III	Charles Colby	6,666
15228	Johnson	Linda Crook	14,333
13937	Kearney	Thomas	14,000
15007	Messenger	Gregogory	4,291
28994	Steele	Robert P	1,666
15462	Taylor	Philip	7,166
			118,077

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 27 April 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 10,000 options are being exercised in accordance with the Rules of the Plan. As at 27 April 2005 these option's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

Kevin Bogardus – 5,000 shares

Catherine Corrie – 5,000 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.



Director

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Company	Benfield Group Limited
TIDM	BFD
Headline	Director Shareholding
Released	16:29 27-Apr-05
Number	6168L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Benfield Group Limited

2. Name of director

Rodman Reeder Fox

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Non – Beneficial; sale by the Fox Family Foundation, a charitable foundation established by Mr Fox's family.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rodman Reeder Fox – 4,907,076 shares
RR Fox LP – 505,000 shares
RR Fox LP II – 510,000 shares
Fox Family Foundation Inc – 168,500 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Rodman Fox is the President of the Fox Family Foundation

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of Common Shares of Benfield Group

7. Number of shares / amount of stock acquired

Not applicable

8. Percentage of issued class

Not applicable

168,500

10. Percentage of issued class

0.07%

11. Class of security

Common Shares of £0.01 Each

12. Price per share

£2.70 per share

13. Date of transaction

27 April 2005

14. Date company informed

27 April 2005

15. Total holding following this notification

Rodman Reeder Fox – 4,907,076 shares
RR Fox LP – 505,000 shares
RR Fox LP II – 510,000 shares
Fox Family Foundation Inc – nil

16. Total percentage holding of issued class following this notification

Rodman Reeder Fox – 2.09%
RR Fox LP – 0.21%
RR Fox LP II – 0.22%
Fox Family Foundation Inc – nil

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

END

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BENFIELD



BENFIELD GROUP LIMITED

Annual General Meeting
at 12.00 noon on 26 April 2005



Notice is hereby given that the Annual General Meeting of Benfield Group Limited (the "Company") will be held at The Gibson Hall, 13 Bishopsgate, London EC2N 3BA at 12.00 noon on Tuesday 26 April 2005 for the transaction of the following business:

1. To receive the report of the Directors, the financial statements and the auditors' report for the year ended 31 December 2004.

2. To declare a final dividend of 7 pence per Common Share of £0.01 each, such dividend to be paid on 29 April 2005 to holders on the register of members at the close of business on 1 April 2005.

3(i) In accordance with Bye-law 12(2) of the Company's Bye-laws Dr Keith Harris shall retire from office and offer himself eligible for re-appointment. Dr Harris is Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees.

3(ii) In accordance with Bye-law 12(2) of the Company's Bye-laws John Whiter shall retire from office and offer himself eligible for re-appointment.

3(iii) In accordance with Bye-law 12(7) of the Company's Bye-laws Dominic Christian shall retire from office and offer himself for re-appointment.

3(iv) In accordance with Bye-law 12(7) of the Company's Bye-laws Paul Karon shall retire from office and offer himself for re-appointment.

3(v) In accordance with Bye-law 12(2) of the Company's Bye-laws Andrew MacDonald shall retire from office.

4. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next general meeting at which financial statements are laid before the Company and to authorise the Directors to fix their remuneration.

5. That in place of all existing powers, the Directors be generally authorised in accordance with Bye-law 51.B of the Company's Bye-laws to allot Relevant Securities (within the meaning of that Bye-law) up to a maximum nominal amount of £788,076 (representing approximately one third of the issued Common share capital of the Company at the date of this Notice of Annual General Meeting) which authority shall expire on the conclusion of the next Annual General Meeting of the Company following the passing of this resolution (unless previously revoked or varied by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry and the Directors may allot Relevant Securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

6. That in place of all existing powers, the Directors be generally authorised in accordance with Bye-law 51.D of the Company's Bye-laws to allot Relevant Securities for cash, as if the provisions of Bye-law 51.C(1) did not apply to such allotments up to an aggregate nominal amount equal to £118,211 (representing approximately 5 per cent of the Common Share Capital of the Company in issue at the date of this Notice of Annual General Meeting).

7. To approve the Directors' Remuneration Report.

By order of the Board
Michael Cain - Solicitor
Head of Company Secretariat
24 March 2005

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda
Registered Number: 31639

NOTES

1. If you have sold or otherwise transferred all your Common Shares or Convertible Preference Shares in Benfield Group Limited, please send this document and the accompanying Form of Proxy to the purchaser or transferee as soon as possible.
2. Only the holders of Common Shares are entitled to attend the Meeting and vote.
3. The holders of the Convertible Preference Shares are entitled to attend the Meeting but not to vote.
4. A member entitled to attend and vote can appoint a proxy or proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company.
5. A Form of Proxy is provided. To be effective, a Form of Proxy must be completed, signed and lodged with Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 48 hours before the time appointed for the Meeting (together with the original or notarially certified copy, of any power of attorney or other authority under which it is executed).
6. Deposit of a completed Form of Proxy will not preclude a member from attending the Meeting and voting in person.
7. Details of the Directors' interests in the shares of the Company will be available for inspection at the head office of the Company between 9:00 a.m. and 5:00 p.m. on any week day (except Saturdays, Sundays and public holidays) until the date of the Meeting and at the place of the Meeting for a period of 15 minutes prior to the Meeting, and at the Meeting.
8. Biographical details of Dr Harris, Mr Whiter, Mr Christian and Mr Karon are set out in the Company's Annual Report and Accounts 2004.
9. If you hold Depository Interests representing Benfield Common Shares, by completing this Form you will be appointing Capita IRG Trustees Limited, the Depository, to vote on your behalf at the meeting and should lodge the completed form with Capita Registrars not later than 72 hours before the time appointed for the Meeting.
10. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Meeting by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID RA10) not later than 72 hours before the time appointed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent BR3 4BR


LIVERPOOL STREET
LIVERPOOL STREET
LONDON WALL
CAMOMILE STREET
OLD BROAD STREET
BISHOPSGATE
BENFIELD GROUP
GIBSON HALL
PRINCE'S STREET
BANK
THREADNEEDLE STREET
POULTRY
LEADENHALL STREET
VICTORIA STREET
WALBROOK
KING WILLIAM STREET
CANNON STREET
EASTCHEAP
CANNON STREET
MONUMENT

Form of Proxy

I/We

Of

being (a) holder(s) of Common Shares in Benfield Group Limited, hereby appoint the Chairman of the Meeting (see note 1)

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company held at 12.00 noon on Tuesday 26 April 2005 and at any adjournment thereof.

The proxy is to vote as instructed in respect of the business specified in the Notice of Annual General Meeting as summarised below:

	For	Against	Abstain
1. Directors' Report and Financial Statements			
2. To declare a final dividend of 7 pence per Common Share			
3. Re-appointment of:			
3(i) Dr Keith Harris*			
3(ii) John Whiter			
3(iii) Dominic Christian			
3(iv) Paul Karon			
4. Re-appointment and remuneration of auditors			
5. Authority to allot shares			
6. Disapplication of pre-emption rights			
7. To approve the Directors' Remuneration Report			

* Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees.

Unless otherwise instructed, the proxy may vote or abstain from voting as he/she thinks fit.

Please sign here Date

Notes

1. Or delete the words "the Chairman of the Meeting" and insert tł name of the person you wish to be your proxy. If such words aı not deleted and the name or names of the proxy or proxies is/aı stated on this Form the Chairman shall not be entitled to vote a proxy. Any alterations must be initialled. If more than one person appointed to act as proxy the number of shares in respect of whic each such proxy must vote must be specified. In the absence c any specific direction a proxy shall be deemed to be entitled t vote in respect of all the shares in the relevant holding.
2. To be effective, a Form of Proxy must be completed, signed an lodged with Capita Registrars, The Registry, 34 Beckenham Roac Beckenham, Kent BR3 4TU not later than 48 hours before th time appointed for the Meeting (together with the original c notarially certified copy of any power of attorney or othe authority under which it is executed).
3. Where the appointor is a body corporate this Form of Proxy mus be executed by it (under its common seal if applicable) or b signed on its behalf by an attorney or duly authorised officer o the body corporate.
4. In the case of joint holders, the signature of any one holder wil be sufficient but the names of all the holders should be statec and the vote of the senior who tenders a vote, whether in persoı or by proxy, shall be accepted to the exclusion of the votes o other joint holders. For this purpose seniority shall be determinec by the order in which the names stand in the register in respec of the joint holding.
5. Deposit of a completed Form of Proxy will not preclude a member from attending the Meeting and voting in person A proxy need not be a member of the Company. If this Form is completed without any indication as to how the person(s) appointed shall vote such person(s) will exercise their owr discretion as to how to vote or to abstain from voting.
6. Unless instructed otherwise the proxy may also vote or abstain from voting as he or she thinks fit on any other business which may properly come before the Meeting including amendments to resolutions.
7. If you hold Depository Interests representing Benfield Common Shares, by completing this Form you will be appointing Capita IRG Trustees Limited, the Depository, to vote on your behalf at the Meeting and should lodge this Form with Capita Registrars not later than 72 hours before the time appointed for the Meeting.

Shareholder Admission Card

The Benfield Group Limited Annual General Meeting will be held at:

The Gibson Hall
13 Bishopsgate
London EC2N 3BA

On Tuesday 26 April 2005 at 12.00 noon

If you come to the Annual General Meeting, please bring this card with you as it will help the reception team speed your entry.